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[Ernst & Young Letterhead]

     IV.  Independent  Accountants'  Report on Assertions on Compliance with-and
          Internal  Control  Over  Compliance   with-Specified   Federal  Family
          Education Loan Program Requirements Under Standard Engagement


Board of Directors
USA Education, Inc.

We have examined management's assertions that USA Group Loan Services, Inc. and USA Education, Inc. (Loan Services) complied with certain Federal Family Education Loan (FFEL) Program compliance requirements relative to Loan Services' administration of the FFEL Program on behalf of its lender clients listed in Exhibit A of this report during the year ended September 30, 2000 and about the effectiveness of Loan Services' internal control over compliance with the aforementioned compliance requirements as of September 30, 2000 that are described in the accompanying report titled Servicer Management's Assertions on Compliance with-and Internal Control Over Compliance with-Specified Federal Family Education Loan Program Requirements. Management is responsible for Loan Services' compliance with-and the effectiveness of Loan Services' internal control over compliance with-those requirements. Our responsibility is to express an opinion on management's assertions about Loan Services' compliance with-and the effectiveness of Loan Services' internal control over compliance with-the specified compliance requirements based on our examination.

Our examination was made in accordance with Government Auditing Standards, issued by the Comptroller General of the United States; standards established by the American Institute of Certified Public Accountants; and the 1996 Audit Guide, Compliance Audits (Attestation Engagements) for Lenders and Lender Servicers Participating in the Federal Family Education Loan Program, issued by the U.S. Department of Education (ED), Office of Inspector General, and, accordingly, included obtaining an understanding of the internal control over compliance with the specified requirements; testing and evaluating the design and operating effectiveness of internal control over compliance; and examining, on a test basis, evidence about Loan Services' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Loan Services' compliance with specified requirements.

Because of inherent limitations in any control, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of the internal control over compliance with the specified requirements to future periods are subject to the risk that controls over compliance may become inadequate because of changes in conditions, or that the degree of compliance with the controls may deteriorate.

In our opinion, management's assertions that Loan Services complied with the aforementioned requirements for the year ended September 30, 2000 and that Loan Services maintained effective internal control over compliance with the aforementioned compliance requirements as of September 30, 2000 are fairly stated, in all material respects, based upon the criteria for internal control described in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission.

This report is intended solely for the information and use of the board of directors and management of Loan Services and the ED and is not intended to be and should not be used by anyone other than these specified parties.

November 10, 2000